United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 0-30999

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               FAYBER GROUP, INC.
                                (Name of Issuer)


                                     Common
                         (Title of Class of Securities)


                                      None
                                 (Cusip Number)


M.A. Littman, 7609 Ralston Road, Arvada, CO  80002 (303) 422-8127
-----------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 12, 2000
                             ----------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

                                  SCHEDULE 13D



CUSIP NO.: None                                                Page 1 of 5 Pages


1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

a)       M.A. Littman

2.       Check the Appropriate Box if A Member of a Group*

         a /  /
         b /  /

3.       SEC Use Only


4.       Source of Funds

         NA

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         USA

7.       Sole Voting Power


a)       3,675,000

8.       Shared Voting Power

         0

9.       Sole Dispositive Power

         3,675,000

10.      Shared Dispositive Power

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         3,675,000 (M.A. Littman)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         /  /
13.      Percent of Class Represented by Amount in Row (11)

         20% @ May 3, 2000

14.      Type of Reporting Person

         a)IN

Item 1.  Security & Issuer

         This statement relates to common shares of Fayber Group, Inc., 234 Columbine, # 300-B, Denver, CO 80206.

Item 2.

I.       a.       M.A. Littman

         b.       7609 Ralston Road, Arvada, CO  80002

         c.       Occupation - attorney

         d. The reporting person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

         e. The reporting person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

         f.       Citizenship: USA

Item 3.  Source and Amount of the Funds


Item 4.  Purpose of the Transaction

         Not Applicable - This is an initial filing after Form 10SB becomes effective.

Item 5.  Interest in Securities of the Issuer

         a. 3,675,000 common shares (%) of Fayber Group, Inc. are owned beneficially and of record by M.A. Littman.

         b. M.A. Littman has sole power to vote and dispose of 3,675,000 shares of common stock.

         c. M.A. Littman had no transactions in issuer's shares in the 60 days prior to date hereof.

         d.       Not Applicable

         e.       Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
--------------------------------------------------------------------------------
         Not Applicable

Item 7.  Exhibits

        None

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  /s/ M.A. Littman
Dated: October 9, 2000            --------------------------------
                                  M.A. Littman